Looking Forward

Friess Associates observations for clients and Brandywine Funds shareholders

March 31, 2007

Stocks are Unpredictable – Earnings Provide Perspective

On an otherwise uneventful day in February the Shanghai composite index sank by an amount equal to 1,100 points from the Dow Jones Industrial Average. The fall triggered declines around the world, including an actual 416-point drop in the Dow. Pronouncements about the intertwined fates of global markets followed.

Truth be told, the Shanghai index provides scant insight into the Chinese economy. Prior to posting an eye-popping gain in 2006, the index yawned during the preceding five years of torrid expansion. There was a lesson to be learned in the short-lived global sell-off, but it wasn't about China.

Stock investing involves risk. As elementary as it seems to spell out in disclosure-like fashion, the stock market was due for a reminder. The Dow, for example, hadn't moved as much in a single day in one direction or the other since stocks began coming out of the post-bubble bear market in October 2002. The one-day pullback ended the Dow's fourth-longest stretch without a daily decline to such a degree. For the U.S. stock market as a whole, the extended calm before the drop was a much greater anomaly than the drop itself.

Stock prices fluctuate from day to day for reasons that don't always make sense. That's why we don't spend our time trying to predict the unpredictable forces that influence stocks as a group. As irrational as the market might seem on a given day, common sense prevails over time. Companies that deliver solid results, particularly companies that outperform the investment community's expectations, attract positive attention.

The reasoning behind the abrupt downturn is academic at this point, as the Shanghai and most other indexes around the world quickly recovered lost ground and more. Stocks ended up starting the year on a solid note. In fact, relative performance for the portfolios we manage improved in March, hinting that the decline encouraged investors to renew their focus on individual-company fundamentals.

Lingering macro threats include continued fallout from aggressive lending practices during the housing boom and the state of the housing market itself. Then there's discussion about the eventual end to the yen "carry trade" and the occasional comment from former Fed Chairman Alan Greenspan, who seems a bit more plain-spoken in retirement. Fortunately for stocks, investors viewed the outcome of the Fed's late-March meeting positively, which held more sway than most broad concerns through the end of the March quarter.

We expect slowing in the overall pace of earnings growth to influence sentiment from time to time as investors adjust to the change. While the trend has received wide attention amid signs of more modest economic growth, it still appears to be news to many Wall Street analysts. For example, downward revisions in first-quarter earnings estimates for mid-cap companies outnumbered upward revisions four to one, according to a study by Prudential Equity.

We don't see the change in the earnings environment as cause for concern. Companies enjoyed uncommonly strong profitability and growth in recent years, and visible trends represent a return to levels considered more sustainable and closer to long-term norms. Individual companies experiencing rapid growth remain in good supply, and our bottom-up approach is selective by design.

At the end of 2006, the average company held in Friess-managed portfolios was expected to grow 2007 earnings at about twice the rate of the typical S&P 500 Index component. Our growth rate climbed since then as analysts ratcheted back their expectations for companies in the index.

The average company we hold is now expected to grow earnings 22 percent this year, or more than three times the rate of the average company in the S&P 500 Index. Over the past three months, as the discussion about a tougher earnings climate grew louder, our ability to isolate above-average growth actually improved.

FRIESS
ASSOCIATES
TIME TESTED • RESEARCH FOCUSED



The Earnings Gap Widens

Friess Companies
22%

S&P 500 Index
6%

FORECASTED INCREASE IN
EARNINGS PER SHARE
2007 vs 2006

All figures are dollar weighted and based on data from Baseline. March 31, 2007.

Flexibility is a big reason why we can continue to uncover earnings strength as conditions shift. Our process affords us the freedom to pursue earnings growth wherever it arises. We don't let arbitrary constraints keep us from capitalizing on promising investment opportunities.

Recent filings show that one of our largest holdings firm-wide, Comcast Corp., is also held in a number of well-known value funds. While we're sure the managers have persuasive arguments as to why Comcast should be considered a value stock, none of them would convince us that the company doesn't belong in the growth portfolios we manage.

A company's earnings growth potential, not its average growth rate over the trailing five years or its industry affiliation, determines whether we consider a company a growth stock. Since our initial purchase nearly a year ago, Comcast's earnings surged 77 percent, topping estimates in two out of three quarters. Wall Street predicts the company's earnings will grow another 31 percent this year. In the end, one thing most investors share in common, regardless of style, is the goal of selling a stock for more than they paid for it.

Some other growth managers might consider the basic chemicals business too mature to warrant much attention. We agree in most instances, but we're open-minded when it comes to companies like Lyondell Chemical (page 4). In addition to favorable pricing and raw material cost trends, the company's ownership of a refinery expands revenue in a way that can positively affect profit margins. Among other synergies, byproducts from the refining process become feedstock for Lyondell's chemical-making operations.

MOOG (page 4) represents a different dynamic. It's one thing to make one-of-a-kind products, but quite another to make critical, custom products that are in high demand. MOOG makes systems that control lift in winged and rotor-driven aircraft, among other products. Military activity is driving upgrade and replacement work at a time when Boeing and Airbus are introducing new commercial airliners, positioning MOOG's earnings to take off.

NVIDIA (page 5) also finds itself benefiting from a convergence of demand. Following Advanced Micro Devices' acquisition of NVIDIA's last standalone competitor, NVIDIA is receiving more business from the semiconductor giant Intel. Meanwhile, new products, including Microsoft's Vista operating system and Sony's PlayStation 3, bolster demand for NVIDIA's graphics chips.

Zumiez (page 5) developed a formula for success in one of the trickier areas of retail by making sure it's not too formulaic. The company operates mall-based stores that cater to young adults who embrace the action-sport lifestyle, a crowd known for eschewing most things mainstream. With employees immersed in action sports, unique store designs and cutting-edge inventory, Zumiez continues to grow without diminishing its allure.

We're still finding the greatest concentration of earnings strength among companies in the technology sector. Makers of communications equipment and software account for our largest commitments within technology. The industrial sector represents our next most fruitful hunting ground in the current environment, with the greatest percentage of assets dedicated to companies with links to aerospace.

With the March quarter behind us, the Shanghai-sparked global sell-off barely registers as a footnote. Sooner or later, something else will give the market pause, but chances are it won't impact Zumiez's skateboard sales or Comcast's on-demand movie orders. Viewing the market one company at a time puts the broad factors that influence stocks for brief periods in perspective and allows us to stay focused on what we believe matters most over time.

Thanks for your continued confidence!

Bill D'Alonzo
Chief Executive Officer

Assessing Overseas Growth Firsthand



Researcher Brandon Elliott

Even as the world outside China continued to discuss the biggest drop in Chinese stocks in a decade, it was business as usual in Beijing. By the time our weeklong research tour of mainland companies ended on March 9, the Shanghi A-Share Index recovered half its loss. Soon after, it reached new highs.

The one-day slide's ripple effect on international markets showcased China's position in the global economic psyche. With $2.7 trillion in output last year, China is the world's fourth largest economy measured by nominal GDP. While the drop was dramatic, the index reflects a volatile, insular and immature market. For all the forecasts and expert analyses, there's nothing like seeing China's growth firsthand.

We met one-on-one and in groups with executives from 17 companies, visited over one dozen manufacturing and assembly sites, and talked with shipping and materials experts throughout Beijing, Shanghai, Shenzhen and Wuxi. They represented a wide range of markets, including automotive supply, energy, health care, financial, technology, security and solar power. Massive infrastructure investments, the employment of new technology and an overall focus on market-based investment objectives dominated our conversations.

New venues under construction for the 2008 Olympics remind visitors of China's rising role on the global stage, while a massive new Best Buy store in Shanghai reflects outside interest in the nation's giant consumer base. We estimated that a plastics manufacturing facility we saw cost roughly one-tenth of what it would cost to build here, which when combined with China's low-cost labor force sheds light on the country's manufacturing appeal. Intel recently announced that it plans to build a $2.5 billion microchip manufacturing plant in southeast China.

Companies in our current portfolios are also taking note. Contracting source materials and manufacturing services from Chinese companies allows holding Syntax-Brillian to sell high-definition Olevia TVs in Circuit City and Target at a 30 percent discount to those made by Sony and Sharp. In Beijing, Chief Operating Officer James Li detailed how the Arizona-based company is now making inroads in the Chinese market through a distribution agreement with Hong-Kong-based South China House of Technology.

Global demand for renewable energy sources is the driving force behind our investment in Suntech Power, China's largest solar panel maker by market value. The company announced in late March that it already sold more than 75 percent of the solar cells it originally expected for 2007 and raised its four-year production capacity forecast fourfold. Touring a facility expansion project in Wuxi, we were able to assess the company's ability to bring online new capacity while preserving margins.

China's savings rate is one of the highest in the world at nearly 50 percent. Still, the parking lot of the China World Hotel in Beijing was filled with Audis, BMWs and even an occasional Hummer. On Shanghai's waterfront, a spa with indoor canals filled with Evian water sits next to an Armani store. Luxury merchandisers compete for an estimated 10 to 13 million Chinese high-end customers.

That said, the emerging middle class will be the real engine behind China's future growth as workers migrate to thriving urban centers, receive higher salaries and demand western goods. Just seven out of every 100 Chinese own computers. Pushing hard to increase that number, holding Hewlett-Packard introduced a stripped-down PC last year for roughly $320.

Walking through a local market one afternoon, vendors used limited English to advertise their wares to us. At one booth a young woman hunched over a Chinese dictionary transcribing it into English, character by character. Despite prevalent signs of capitalist spirit and personal drive, it's important to remember that China remains a socialist nation ruled by a Communist Party capable of changing business fortunes virtually overnight. Rumors that the government planned a capital-gains tax to cool markets helped trigger the February downturn.

Viewing operations firsthand and maintaining contacts to share grassroots insights are critical components of our process. Aided by connections made on this and other trips to Asia, we plan to keep a close watch on China and its influence on the companies we own.



Lineworkers in Shanghai assemble cellphone components.

Lyondell Chemical Company, LYO



The declining availability of light sweet crude combined with increasingly stringent fuel specifications has propped up its market price versus heavy grades that are more difficult to refine. This puts Lyondell's refinery business, which is customized to process heavy crude, in the sweet spot.

With $22 billion in annual sales, NYSE-listed Lyondell Chemical Company is a leading global manufacturer of chemicals and plastics for diverse end markets, including packaging, construction materials and sports equipment.

Last summer's purchase of Citgo's 41 percent interest in Houston Refining made the heavy-crude refinery a wholly-owned subsidiary of Lyondell. Eighty-five percent of the world's crude reserves are heavy or light-medium sour, while only 65 percent of refining capacity is configured to run those types of crude. Refineries able to handle heavy crude are reaping large profits.

Climbing output at the Houston oil refinery during its first complete quarter under full ownership helped Lyondell grow December-quarter earnings 50 percent, exceeding estimates by 21 percent. Sales rose 25 percent to $6.25 billion. Production of gasoline, heating oil and other petroleum products grew 50 percent from a year ago. The price differential between light and heavy crude is expected to widen further as summer driving season commences, expanding Lyondell's profit margins further.

Your team spoke with Chief Executive Dan Smith regarding the outlook for ethylene and other ingredients used to make plastics. Lyondell maintains enviable raw material flexibility due to its ability to adjust between natural gas and oil-based feedstock to maximize profitability. Plus, certain byproducts from refining can be recaptured for use in chemical manufacturing.

Your team bought Lyondell earlier this year at 7 times analysts' current 2007 estimates for 7 percent earnings growth. Our internal growth estimates are substantially higher given the strong prospects related to refining activities.

MOOG Inc., MOG/A



Highly engineered aircraft parts require research, a coordinated effort with aerospace customers that can make a supplier's revenues and profits fluctuate throughout development. A supplier's real payoff comes when production commences. With products now going into new Boeing and Airbus aircraft slated for production for years to come, MOOG enjoys a predictable, long-term revenue stream and the ability to expand profit margins though manufacturing efficiency.

NYSE-listed MOOG Inc. makes control systems and components for aircraft, industrial machinery, space vehicles, satellites, medical devices and other uses. The company's aircraft control segment accounts for the largest portion of total revenue, which topped $1.3 billion in 2006. As a critical supplier of custom original equipment to the commercial and military aircraft markets, MOOG also provides aftermarket support to every major commercial airline in the world, all U.S. government agencies and many U.S. allies overseas.

MOOG grew December-quarter earnings 30 percent, topping estimates by 10 percent. Quarterly sales grew 15 percent to $356 million thanks to gains in each one of its five operating segments. Backlogged orders grew 15 percent from the year-ago period to $655 million. The combination of strong performance and increased visibility prompted the company to raise its revenue and earnings guidance for 2007.

Your team spoke with Chief Executive Robert Brady about the integral part MOOG plays in Boeing's new 787 program. MOOG supplies 37 parts for the 787, the company's highest content per plane ever. According to Boeing, there are already 500 orders for the 787 Dreamliner, representing a significant source of production and future aftermarket business for MOOG.

Your team bought MOOG at just 15 times current earnings estimates for the fiscal year ending in September 2007. Wall Street predicts MOOG will grow earnings 18 percent in the fiscal year.

NVIDIA Corp., NVDA



as of 03/30

Acquisitions can dramatically alter the competitive landscape. One notable transaction recently left NVIDIA as the semiconductor industry's only standalone maker of graphics microchips at a time when demand for the company's technology is broadening.

Nasdaq-listed NVIDIA Corp. designs 3-D Graphics Processing Units (GPUs) that enhance the media capabilities of personal computers, handheld electronic devices and game consoles. It makes standalone discrete graphics chips and chipsets that generate the visual experience for such products. Revenue topped $3 billion in the year ended January.

January-quarter earnings doubled thanks to stronger than expected sales of high-end graphics cards and chipsets for workstations and notebooks. Revenue increased 39 percent.

Things appeared bleak last year when Advanced Micro Devices (AMD), which had long used NVIDIA products, acquired NVIDIA competitor and Intel supplier ATI. But as one revenue source was threatened, a larger, more promising opportunity arose. With ATI now an arm of its biggest rival, Intel deepened its ties with NVIDIA.

In addition to the Intel opportunity, NVIDIA's market for discrete processors continues to expand. Microsoft's graphics-heavy Vista operating system brings a much higher level of graphics capabilities than previous operating systems. NVIDIA supplies more semiconductor content for the Sony PlayStation 3 than any other supplier. The company also supplies components for Apple Computer's new TV product.

Your team spoke with Chief Financial Officer Marvin Burkett about the company's first-to-market advantage. Embedded with a software interface that allows software developers to write content exclusively for Vista, the newest NVIDIA chips, called the G80, will be mainstays in upcoming notebook and desktop platforms.

Your team bought NVIDIA at 16 times fiscal-year 2008 estimates. Wall Street predicts April-quarter earnings will jump 33 percent, followed by 32 percent growth in the July quarter.

Zumiez Inc., ZUMZ



as of 03/30

One of the keys to attracting teenage and young adult customers is appealing to their sense of cool. A company that appears to be trying too hard, however, risks falling out of favor. Zumiez strikes a balance between its corporate structure and its action sport customer base that would impress even the most accomplished snowboarder.

Nasdaq-listed Zumiez Inc. is a mall-based retailer that offers equipment and apparel associated with skateboarding, surfing, snowboarding, BMX and motocross. The company caters to young men and women between the ages of 12 and 24 by carrying brands with strong ties to action sports, including Billabong, Hurley, O'Neill and Volcom. Zumiez operates 238 stores in 22 states. Revenue reached $298 million in its fiscal year ended January 2007. The company is debt-free.

Zumiez's target customers are notoriously wary of anything mainstream, a fact that's evident in the way the company operates. Store designs take on the look of a local surf shop and, with management's backing, encourage customers to "hang out." Individual stores cater to local tastes by allowing sales trends to determine inventory mix.

Zumiez grew January-quarter earnings 66 percent, exceeding estimates by 8 percent. Revenues jumped 49 percent through a combination of expansion and sales growth. Same store sales grew 12 percent.

Your team spoke with Chief Financial Officer Brenda Morris about the company's commitment to customers' cutting-edge tastes. Through relationships with suppliers, Zumiez enjoys a steady pipeline of the latest products. Salespeople and district managers participate in action sports and are 24 years old on average, adding credibility and keeping Zumiez attuned to its core customer base.

Zumiez announced publicly that it plans to add 50 stores in 2007, targeting a 20 percent increase in net square footage. Analysts predict the company will grow earnings 32 percent in the fiscal year ending January 2008.



Ken Gregory co-founded Litman/Gregory in 1987 and serves as the firm's Chief Investment Strategist. He is also the President of Litman/Gregory Fund Advisors, LLC, the advisor to the Masters' Select mutual funds. Friess Associates manages a portion of the Masters' Select Equity and Masters' Select Smaller Companies Funds. We also agree with Litman/Gregory's views regarding the merits of bottom-up investing, which Ken articulates in the article we excerpted from below.

A Bottom-Up Look at Why We Don't Do Macro

I recently sat on a panel at a conference for financial advisors. Many of the questions were macro oriented. The other two panel members, both from large institutions, offered detailed forecasts of the economy, currencies, commodities, interest rates and other macro variables. I just kept quoting John Galbraith—"one of the greatest pieces of economic wisdom is to know what you do not know."

It would be a huge advantage to be able to consistently and accurately predict various economic variables that drive market performance. Early in my career, as I talked to many well-known investors at large financial institutions and money management firms, I was very impressed with how smart and articulate these experts were. They would explain why specific currencies were going to be strong or weak, or which economic variables were going to provide a tailwind that would lead to the outperformance of certain stock markets. Or they would explain an alarming but convincing gloom-and-doom scenario. Others might have a handle on why consumer sentiment would go in the tank, resulting in a recession. After a few years of talking to many investors I developed a frame of reference and a perspective that allowed me to draw some very important insights.

- Though the analysis was often compelling, and sometimes right, ultimately the opinions about the variables that really mattered were often wrong. Their batting average simply wasn't high enough to make them useful for making investment decisions. Moreover, some very harmful investment mistakes resulted from getting drawn in by compelling macro analysis of economic and/or political factors.

- There are reasons that macro predictions are so difficult, especially at turning points, which is when it matters most. There are many dynamics

On the Cutting Edge…

Examples of innovative and interesting ideas that cross your team's radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Digital Deputy Rides Shotgun
Police departments are increasingly embracing a new technology that exponentially increases an officer's ability to identify road-bound lawbreakers. Building on the success of its stationary license-plate reading cameras, Pips Technology in Knoxville, Tennessee offers a version for police cruisers. Every plate that crosses the roof-mounted camera is automatically run through databases for warrants, stolen vehicles and Amber Alerts, among others. The system, which can read and crosscheck more than 3,000 plates an hour, sounds an alarm when a suspect is identified and works regardless of weather or darkness.

Broken Bonds Hold Promise
A team at the University of Illinois at Urbana-Champaign made a breakthrough in triggering chemical reactions they believe could lead to materials that reinforce themselves upon nearing their breaking point. The researchers envision applications such as safety cords that change color when damaged, self-strengthening plastics and synthetic human bone. The team used a mechanical force, ultrasound, to break apart repeating molecular chains in a specific way. Previous mechanical approaches caused random breaks. By triggering structured reactions mechanically, the researchers hope to develop materials that generate new bonds to bolster areas experiencing stress.

at work and interrelationships evolve. It's highly complex even for econometric models. And because it is highly complex, it is easy to over-analyze, but not easy to accurately analyze.

- Even if you get the macro right, there are often more important factors that can have a bigger impact on the investment environment. The disintegration of the Soviet Union and the collapse of the Iron Curtain, Iraq's invasion of Kuwait in 1990, the tech bubble of the late 1990s, and September 11 and its impact on the geopolitical environment are a few examples.

- It is easier to get the macro right when the forecast is easier to see—but when this happens the information is not helpful because it is already widely understood and largely reflected in the prices of financial assets.

- The investing public and the news media expect major financial institutions to have macro views, and public perception of these institutions is often driven by how smart they sound in offering their expertise about current events. In some cases the incentive to devote resources to this area seems driven by outside expectations, and not necessarily by the belief that it will improve their decision making.

Ultimately we realized the wisdom in focusing on the knowable. We believe that if we get most of our decisions right (a high percentage) we will increase the odds of adding value (risk-adjusted return) versus our benchmarks. We believe we will be right a higher percentage of the time if we are intellectually honest and make decisions in those areas where we believe we have expertise and our decision is based on something we know, or on an opinion in which we have sound reasons to feel highly confident. This is why we focus on asset-class valuations and manager due diligence, which we believe are much easier to assess than top-down economic or political factors.

We Don't Ignore Macro

Occasionally some top-down analysis is extremely compelling and we reserve the right to act on it. But it's rare. And cyclical factors can have an influence. For example, our small-cap exposure is mostly driven by our valuation analysis but is also influenced by whether or not the economic cycle is early or mature. But the primary way in which we think about macro is to consider scenarios that could occur and then, in turn, think through how these scenarios would impact our portfolios if they did occur. This scenario analysis allows us to deal with macro uncertainties so that we can build intelligent diversification into our portfolios to manage risk.

There are a few firms that have done a good job analyzing macro factors. As we look around at the world's great investors we find the group to be much more heavily populated with those that focus on bottom-up fundamentals. Those are the managers we look to find for our portfolios, and their principles are much closer to our own in making investment decisions.

Focused Sound Follows You Around
With computer-based voice communication on the rise, Microsoft Corp. sees opportunity in freeing users from the related equipment that tethers them to their PCs. A team recently began working on an algorithm designed to direct sound from speakers into a person's ears. Using "beamforming" technology and hardware peripherals, sound waves track a user and are arrayed in a manner that dramatically reduces volume to the world outside the directed sound's focal point. Likely uses include video- and computer-aided conference calls. Work on a prototype continues, and the company estimates it could take three years to introduce a commercial product after the prototype is complete.

Robotic Recovery
Stroke can damage the pathways between brain and muscle, leaving some stroke victims with little hope of regaining lost function. Myomo, a Boston-based company born out of research conducted at MIT, just released results of a pilot clinical study showing that its "NeuroRobotic" braces helped patients with severely impaired arms restore significant motion. Study participants included stroke victims too disabled to generate enough movement to benefit from traditional physical therapy. A user's electrical muscle activity triggers a motor within the brace that assists with movement. Repeated use, the study found, rewires the brain, helping re-establish the link between brain intention and limb motion.

A Disciplined Sales Approach

After conducting research revealing strong demand for its unique footwear, Researcher Jenn Sparks initiated a purchase of Crocs at the end of October 2006. With a host of catalysts likely to further the company's rapid growth, the purchase seemed like a bargain at just 16 times 2007 earnings estimates.

Crocs posted robust results, including more than quadrupling December-quarter earnings versus the year-ago period. The stock reacted as Jenn hoped and, by February 2007, was approaching the target sale price she established using earnings estimates she developed through her research.

A lot of investments start out in promising fashion, but there's no guarantee a good buy will turn out to be a good investment. The deciding factor, of course, is the sale. That's why the Friess investment strategy puts as much emphasis on the disciplines governing selling a stock as it does on the process leading up to its initial purchase.

Jenn sold Crocs at a solid gain in February for our favorite reason: the stock hit its price target. Given that we buy stocks with reasonable price-to-earnings ratios and aim to sell them as they approach the limits of our valuation comfort zone, we could sell a stock before a more aggressive manager might.

We recognize that we risk leaving some upside on the table, but we believe holding a stock that appears to be at or near its full value is a much greater risk. Indeed, while nothing fundamental changed for Crocs, a change in the market's mood sent shares as much as 20 percent lower than our average sale price in the weeks following Jenn's sale.

The Crocs situation is a nice example of everything going right, but events don't always unfold that way. We also sell an existing holding when its fundamentals deteriorate or Wall Street becomes overly optimistic about its prospects. We seek companies with improving fundamentals, so we don't hesitate to sell a company when it proves us wrong. Also, given that we want companies that top expectations, we move on when we believe consensus estimates overstate a holding's potential.

To keep a portfolio stocked with our best ideas, we follow a forced displacement discipline that leads us to replace the weakest links in the portfolio with promising new opportunities. Existing holdings must continuously earn their keep by showing more upside potential than a new buy we're considering based on their respective fundamental outlooks. For example, we're likely to sell an existing holding that is 7 percent from our price target to fund a new holding that we believe could rise 40 percent.

Our investment decisions stem from concrete earnings trends that we identify through interviews with company managements, competitors, customers and suppliers. By nature, this keeps us focused on developments likely to unfold over the next six to nine months. While this doesn't define our holding period for a particular stock, it ensures that we continually push ourselves to make the best use of the assets entrusted to us.

Friess Strategy Highlights

- Rapidly growing companies. Average Friess holding expected to grow earnings 22 percent in 2007.

- Reasonable price-to-earnings ratios. Current average holding sells at less than 19 times 2007 estimates.

- Focus on companies likely to exceed consensus earnings estimates.

- Emphasis on under-researched, lesser-known companies rather than industry leaders.

- Intensive and repeated contacts with company managements, competitors, customers and suppliers.

- Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Friess Associates, LLC
115 E. Snow King Avenue
Jackson, WY 83001
(307) 739-9699 • (307) 739-0899 fax

Friess Associates of Delaware, LLC
3711 Kennett Pike, Suite 100
Greenville, DE 19807
(302) 656-3017 • (302) 656-7644 fax

Editorial Staff: Chris Aregood and Adam Rieger